Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company:

Just Energy Group Inc. (“Just Energy” or the “Company”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

Item 2	Date of Material Changes:

September 10, 2018

Item 3	News Release:

The news release regarding the material change was disseminated by Just Energy over Globe Newswire on September 10, 2018. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4	Summary of Material Change:

On September 10, 2018, the Company announced that it has entered into an agreement to acquire Filter Group Inc. (“Filter Group”), for $15 million in cash consideration, the assumption of approximately $22 million of Filter Group debt, and future performance based earn-out payments (the “Transaction”).

Item 5	Full Description of Material Change:

5.1	Full Description of Material Change

Filter Group is a leading provider of subscription based, home water filtration systems to residential customers in Canada and the United States. Headquartered in Toronto, Ontario, Filter Group currently provides under counter and whole home water filtration solutions to residential markets in the Provinces of Ontario and Manitoba and the States of Nevada, California, Arizona, Michigan and Illinois. The Transaction is strategic to Just Energy, as the Company is seeking to diversify its product mix with non-commodity products and services offerings.

Pursuant to the purchase agreement (the “Purchase Agreement”), Just Energy will acquire all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group. In addition to the assumption of approximately $22 million of third party Filter Group debt, the aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $15 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”), subject to customary closing adjustments. The earn-out payments are contingent on the achievement by Filter Group of certain performance based milestones specified in the Purchase Agreement in each of the first three years following the closing of the Transaction. In addition, the earn-out payments may be paid as to 50% in cash and the DRIP Shares as to 100% in cash, at the option of Just Energy. Closing of the acquisition is expected to occur on or about October 1, 2018 and is subject to the satisfaction or waiver of a number of conditions customary in acquisition transactions of this nature, including the approval of the Toronto Stock Exchange and the New York Stock Exchange to list the Just Energy common shares issuable pursuant to the Transaction.

Daniel MacDonald, CEO of Filter Group, who is also the majority shareholder of Filter Group, is the son of the Executive Chair of Just Energy. Accordingly, although the Executive Chair does not have any direct or indirect interest in Filter Group, Just Energy’s Executive Chair recused herself from the negotiations and the decision making processes with respect to the Transaction. The Transaction was overseen by the Strategic Initiatives Committee of Board of Directors of Just Energy (the “SIC”), which is comprised entirely of independent members of the Board of Directors, and received the SIC’s unanimous support. The SIC received financial advice and an opinion from its financial advisor, National Bank Financial Inc., that as of the date thereof and subject to the assumptions, limitations and qualifications set forth therein, the consideration payable by Just Energy pursuant to the Transaction is fair, from a financial point of view, to the Company. Daniel MacDonald will remain under employment as the CEO of Filter Group post-closing.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Executive Officer:

For further information, please contact Jim Brown, Chief Financial Officer at (713) 544-8191.

Item 9	Date of Report:

September 17, 2018

FORWARD-LOOKING STATEMENTS

This material change report may contain forward-looking statements. These forward-looking statements include, but are not limited to the completion and timing of the acquisition of Filter Group, the impact of the acquisition on Just Energy and its shareholders, and potential synergies with Just Energy, and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the results of the acquisition and the ability of Just Energy to integrate the Filter Group into its operations, general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.